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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                             RESPONSE ONCOLOGY, INC.
                                 (Name of Issuer)

                         Common Stock $.01 Par Value (1)
                          (Title of Class of Securities)

                                   761232-107
                                 (CUSIP Number)

                  Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
                       Kansas City, MO 64108, (816) 292-2000
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                      6-2-96
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______

Check the following box if a fee is being paid with this statement. ______ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of     pages)
- --------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Seafield Capital Corporation
        43-1039532

(2)     Check the Appropriate Box                        (a)  ______
        if a Member of a Group*                          (b)  ______

(3)     SEC Use Only

(4)     Source of funds*
        WC

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)             ______

(6)     Citizenship or Place of Organization
        Missouri

        Number of Shares                       (7)     Sole Voting Power
        beneficially Owned                             4,121,700 (1)(2)
        by Each Reporting
        Person With                            (8)     Shared Voting Power
                                                       26,067 (1)

                                               (9)     Sole Dispositive Power
                                                       4,121,700 (1)(2)

                                               (10)    Shared Dispositive Power
                                                       26,067 (1)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         4,147,767 (1)(2)

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             X
                                                                           ----

(13)     Percent of Class Represented by Amount in  Row (11)
         54.6% (3)

(14)     Type of Reporting Person*
         CO

*  See Instructions before Filling Out!






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(1) Reflects a 1 for 5 reverse stock split of the Issuer's common stock effected
November 1995.

(2) Does not include shares which the Reporting Person may have the right to acquire on and after August 1, 1996 pursuant to the conversion option in that certain Adjustable Rate Convertible Note of the Issuer in the principal amount of $10,000,000 (the "Convertible Note"); if the Convertible Note is not paid in full prior to August 1, 1996, the Reporting Person may convert the entire principal amount into the number of shares of the Issuer's common stock, $.01 par value per share, determined by dividing the "conversion price" (as hereinafter defined) into $10 million. If the "conversion price" were the same as the Closing Price on June 20, 1996 for the Issuer's common stock (i.e. $17.25 per share), then if the Reporting Person were to elect to convert the Convertible Note into shares of common stock of the Issuer, the number of shares which would be issued to the Reporting Person as a result thereof would be approximately 579,710.

(3) The percentage would be 57.8% if the "conversion price" were the same as the closing price on June 20, 1996 for the Issuer's common stock (i.e., $17.25 per share) and if the Convertible Note were converted into shares of the Issuer's common stock.






























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Item 1.    Security and Issuer.

           This Amendment No. 7 ("Amendment No. 7") to Schedule 13D concerns the common stock, par value $.01 per share ("Common Stock") of Response Oncology, Inc. (formerly named Response Technologies, Inc.) ("Response"), whose principal executive offices are at 1775 Moriah Woods Boulevard, Memphis, Tennessee 38117. Amendment No. 7 amends an original report (the "Original Report") on Schedule 13D respecting a purchase of shares of Common Stock on October 31, 1990, as amended by Amendment No. 1 to Schedule 13D, dated August 2, 1991 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated November 11, 1991 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated June 9, 1992 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated, August 4, 1992 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated May 13, 1993 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D, dated February 17, 1995 ("Amendment No. 6") ("Collectively, Amendments No.1, No. 2, No.3, No. 4, No. 5 and No.6 are sometimes referred to as the "Prior Amendments"). The Issuer is the same Issuer referred to in the Original Report and in the Prior Amendments; the current name of the Issuer reflects a change effective November 1995. The Common Stock is the same class of stock reported on in the Original Report and in the Prior Amendments; the par value of the common stock was changed in November 1995 as a result of a 1 for 5 reverse stock split.

Item 2.    Identity and Background.

           This report is filed by Seafield Capital Corporation ("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 2600 Grand Boulevard, Suite 500, P.O. Box 410949, Kansas City, Missouri 64141. Seafield is a holding company engaged through its subsidiaries in various activities. Its principal interests are in its 82% owned subsidiary, LabOne, Inc. (formerly named Home Office Reference Laboratory, Inc.), a provider of clinical, substance abuse and insurance laboratory testing services whose offices are located at 10310 West 84th Terrace, Lenexa, Kansas 66214, and its interest in Response. Through subsidiaries, Seafield also owns oil and gas, venture capital and real estate investments, as well as short-term and intermediate-term investment grade securities.

           Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield. Each person listed on Schedule 1 is a United States citizen.

           During the past five years, neither Seafield nor to its knowledge, any of the persons identified in Schedule 1 has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

           On April 12, 1996 Seafield made a loan in the principal amount of $10 million (the "Loan") to Response, evidenced by that certain Adjustable Rate Convertible Note (the "Convertible Note"). The Convertible Note may be converted into shares of Common Stock of Response under certain circumstances and pursuant to certain conversion terms as more specifically described in Item 4 below. The funds used to make the Loan were part of Seafield's working capital.

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Item 4.    Purpose of the Transaction.

           Seafield made the Loan to provide financing to enable Response to further its business strategy of acquiring assets of and managing the non-medical aspects of groups of physicians practicing in the fields of oncology and hematology. The Loan presently matures December 31, 1996 or earlier in the event Response receives proceeds from an offering of its equity securities; however, in connection with a loan agreement referred to in the next sentence, Seafield has orally agreed with Response's lending banks to extend the Loan's December 31, 1996 maturity date. Pursuant to a Subordination Agreement dated as of June 18, 1996, Seafield has agreed to subordinate the Loan as to rights of payment, security, collection and collection in bankruptcy to obligations (up to $30 Million in principal amount) of Response to certain banks under a loan agreement entered into by Response to provide funding for acquisitions and working capital. The principal amount of the Loan is convertible, at the option of Seafield, into shares of Common Stock of Response on or after August 1, 1996 if the Loan has not been paid in full by said date. The number of shares into which the Convertible Note would be converted in the event Seafield were to exercise its conversion option would be determined by dividing the "conversion price" into $10 Million, provided that if the number of shares would exceed that number of shares which Response could issue without a vote of its shareholders under the rules of the National Association of Securities Dealers, Inc.("NASD"), then only that part of the principal amount of the Note which would cause the issuance of the maximum number of shares permitted by the NASD rules without a vote of shareholders will be converted. The "conversion price" is the average of the closing prices of the Common Stock on the NASDAQ Stock Market's National Market for the five (5) consecutive trading days ending one (1) trading day prior to the date Response receives notice from Seafield of an election to exercise the conversion option.

           The "conversion price" can not be determined at this time, and, therefore, it is not possible to determine the number of shares of Common Stock into which the Convertible Note could be converted. The closing price for the common stock on June 20, 1996 was $17.25 per share. If the "conversion price" were the same as said closing price, then approximately 579,710 shares of Common Stock would be issued to Seafield if it were to elect to convert the Convertible
Note into Common Stock. The foregoing is presented for illustration purposes only; no forecast or estimate of future closing prices of the Common Stock is intended or made by this Amendment No.7 and no assurances can or are being given as to the number of shares of Common Stock which would be issued to Seafield if it were to exercise its conversion option in the Convertible Note. Furthermore, the foregoing is not intended to suggest whether or not Seafield might exercise such conversion option; its exercise is entirely within Seafield's discretion and Seafield has not made a decision respecting any such exercise. Seafield negotiated for the inclusion of the conversion option in the Convertible Note in order to increase the flexibility it has respecting the nature of its investment in Response.

            The Convertible Note has been, and it is Seafield's present intent that any shares of Response Common Stock acquired by Seafield in the event it were to elect to exercise its conversion option in the Convertible Note would be, acquired as an investment.

         Seafield recited in Amendment No. 6 that it is contemplating a merger with its 82% owned subsidiary, LabOne, Inc. and that such a merger would likely be preceded by a distribution to Seafield shareholders, or other disposition by Seafield, of its Response shares and other assets.

                                        5
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           Seafield has stated in the Original  Report and the Prior  Amendments that, except for rights granted to Seafield in the Securities Purchase Agreement filed as Exhibit (a) to Amendment No. 6, which rights are no longer material, it had no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Response, or the disposition of securities of Response; (ii) an extraordinary corporate transaction involving Response or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Response or any of its subsidiaries; (iv) any change in the present board of directors or management of Response; (v) any material change in the present capitalization or dividend policy of Response; (vi) any other material change in Response's business or corporate structure; (vii) Any change in Response's charter or bylaws which may impede the acquisition of control of Response by any person; (viii) causing a class of Response's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Response being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to any of those enumerated above.

           The foregoing statement remains accurate, except as otherwise set forth herein.

Item 5.    Interest in Securities of the Issuer.

           (a), (b), (c) and (d)

           At present, Seafield beneficially owns 4,147,767 shares of Response Common Stock, plus the number of shares of Response Common Stock which would be issued to Seafield if it were to exercise the conversion option in the Convertible Note evidencing the Loan made by Seafield to Response on April 12, 1996 (which number cannot be determined at this time). See Item 4 for a description of the terms of the conversion option. Of those, Seafield currently has sole power to vote and dispose of 4,121,700 shares and it would have sole power to vote and dispose of any and all shares issued in the event it were to exercise the conversion option in the Convertible Note; however, with respect to 26,067 shares which have been pledged to it ("Pledged Shares") to secure an indebtedness of a member of Response's management to Seafield, Seafield does not have the right to exercise any voting or other rights (including the right to dividends) unless a default under the note evidencing such indebtedness ("Secured Note") or the pledge agreement respecting such indebtedness ("Pledge Agreement") occurs. All such rights, including the right to dividends on such shares are retained by the owner of such shares, who was the beneficiary of such indebtedness, unless and until a default occurs. Defaults include (i) failure to pay any obligation under the Secured Note or Pledge Agreement when the same is due, (ii) the death of the beneficiary of such indebtedness, the failure of the beneficiary to pay his debts or the institution of bankruptcy proceedings by or against the beneficiary, or (iii) the breach of any representation, warranty or agreement made by the beneficiary in the Secured Note or the Pledge Agreement. If such a default occurs, Seafield has rights under the Pledge Agreement which include the right to (a) receive all cash dividends payable with respect to the Pledged Shares, (b) exercise any and all voting and other rights with respect to the Pledged Shares, and (c) cause the Pledged Shares to be transferred of record into Seafield's name or the name of Seafield's nominee.


                                        6

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           The number of shares beneficially owned by Seafield (exclusive of any share which would be issued to Seafield if it were to exercise the conversion option in the Convertible Note), including the Pledged Shares, constitutes approximately 54.6% of Response's outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). If the "conversion price" were to be the same as the closing price for Response Common Stock on June 20,1996 (i.e. $17.25 per share), then the percentage of shares beneficially owned by Seafield would constitute approximately 57.8% of Response's outstanding Common Stock. These percentages do not reflect shares subject to issue upon exercise of warrants, stock options or upon conversion of shares of Series A Convertible Preferred Stock of Response presently outstanding and owned by persons other than Seafield.

           Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of Response stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and, except as noted below with respect to Mr. Herman, such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

                      Name                      Number of Shares
                      ----                      ----------------
               Joseph T. Clark                       219,940
               W. Thoms Grant, II                      6,400
               Michael E. Herman                       2,560
               P. Anthony Jacobs                      10,400
               James R. Seward                        10,400

Of the number of shares shown above, the following numbers consist of options which the indicated individuals have the right to exercise either presently or within 60 days: for Joseph T. Clark, 215,040; for W. Thomas Grant II, 6000; for
P. Anthony Jacobs, 6000 and for James R. Seward, 6000. Of the number of shares shown above as beneficially owned by Mr. Herman, 360 are owned by his wife, and he disclaims beneficial ownership of his wife's shares.

           (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           No change to Item 6 is effected by this Amendment No. 7.


Item 7     Exhibits.

           99.1 Adjustable Rate Convertible Note, dated April 12, 1996, in the principal amount of $10,000,000.

           99.2     Waiver Letter respecting maturity of the Convertible Note.

           99.3 Subordination Agreement dated June 18, 1996 by and among Response Oncology, Inc., NationsBank of Tennessee, N.A., as Agent and Seafield Capital Corporation.


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           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           SEAFIELD CAPITAL CORPORATION



           By:   /s/ P. Anthony Jacobs
                     P. Anthony Jacobs, President


           Date:      June 24, 1996


































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SCHEDULE 1

          Directors of Seafield Capital Corporation

          Name, Occupation and Business Address

Lan C. Bentsen, Managing Partner
Remington Partners (investments)
3040 Post Oak Boulevard, Suite 200
Houston, Texas  77056

John C. Gamble, Managing Partner
Allen, Matkins Leck, Gamble and Mallory (law)
18400 Von Karmen, 4th Floor
Irvine, California  92715

William D. Grant, Consultant
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

W. Thomas Grant, II, Chairman of the Board and Chief Executive Officer/Seafield Capital Corporation; Chairman of the Board, President of Chief Executive Officer/LabOne, Inc.
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Michael E. Herman
Private Investor
9300 Ward Parkway
Post Office Box 8480
Kansas City, Missouri  64114

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation, 2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

David W. Kemper, Chairman, President and Chief Executive Officer
Commerce Bancshares, Inc. (banking)
1000 Walnut Street, 18th Floor
Kansas City, Missouri  64106


John H. Robinson, Jr., Managing Partner
Black & Veatch (design and construction)
Corporate Woods, Building 27
10975 Grandview
Overland Park, Kansas 66210



                                        9

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James R. Seward, Executive Vice President and Chief Financial Officer
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Dennis R. Stephen, Chief Operating Officer
Tennessee Farmers Insurance Companies (insurance)
Post Office Box 307
Columbia, Tennessee  38401

          Executive Officers of Seafield Capital Corporation

           Name,  Position and Business Address

W. T. Grant, II
Chairman of the Board and Chief Executive Officer/Seafield Capital Corporation Chairman of the Board, President and Chief Executive Officer/LabOne, Inc.
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

James R. Seward, Executive Vice President and Chief Financial Officer Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Steve K. Fitzwater, Vice President, Chief Accounting Officer and Secretary Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Joseph T. Clark, President and Chief Executive Officer
Response Oncology, Inc.
1775 Moriah Woods Boulevard
Memphis, Tennessee  38117









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                                 EXHIBIT INDEX


Ex. 99.1 Adjustable Rate Convertible Note dated April 12, 1996, in the principal amount of $10,000,000

Ex. 99.2          Waiver Letter respecting maturity of  the Convertible Note

Ex. 99.3 Subordination Agreement dated June 18, 1996 by and among Response Oncology, Inc., NationsBank of Tennessee, N.A., as Agent and Seafield Capital Corporation.










































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